Exhibit (19-2)

P&G Share Repurchase Policy

P&G Share Repurchase Policy

Purpose
This policy sets guidelines for The Procter & Gamble Company (“The Company”) repurchasing shares of The Procter & Gamble Company or any of its affiliates or publicly listed subsidiaries common stock through share repurchase programs. The United States tax and securities laws, as well as the tax and securities laws of the various countries where we have subsidiaries, place significant restrictions on dealing of any kind in P&G Securities, including any form of stock, debt or other security, issued by The Procter and Gamble Company or any of its affiliates or subsidiaries.
Restriction
In general, the Company and any employee acting on behalf of the Company are not allowed to deal in P&G Securities. For the avoidance of doubt, this restriction does not apply to personal shares owned by Procter & Gamble employees. Personal share transactions by Procter & Gamble employees are subject to the Procter & Gamble Global Insider Trading Policy.
Exceptions to this restriction include any Company Board authorized share repurchase program managed and executed by the Company’s Global Treasury Organization, any debt repurchase or tender offer program managed and executed by the Company’s Global Treasury Organization and certain Company plans (Profit Sharing Trust). Any use of these exceptions needs to be approved in advance by the Company’s Legal Division in Cincinnati.
Share Repurchase Programs
The Company may choose to repurchase shares of P&G common stock as part of a publicly announced share repurchase program authorized by the Company’s Board of Directors, including through the use of plans designed to comply with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934.
The Company typically announces its share repurchase program as a range for the next fiscal year in the current fiscal year’s fourth quarter Earnings Release. If there are any material updates to the program, including material changes to the range, those updates are typically announced during the next quarterly Earnings Release or are otherwise disclosed publicly. The timing, magnitude and volume of individual share repurchase contracts under the program during the fiscal year, as well as the brokers utilized to execute share repurchase contracts, are at the discretion of management and must be in compliance with all applicable securities laws. It is the Company’s practice to have a 30-day cooling off period after entering into a repurchase contract. To the extent possible and subject to the next sentence, contracts or cancellation of existing contracts, if applicable, must be made during open trading windows. In all cases, the Chief Financial Officer must confirm that the Company is not in possession of material non-public information prior to entering into a new contract or cancelling an existing contract. Company employees with direct responsibility for managing any share repurchase program will provide the

Company’s Legal Division with any share purchase data necessary for the Company’s securities filings.